SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70 – NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 16, 2011

On March 16, 2011, at 2:00 p.m., at the Company’s office located at Avenida das Nações Unidas, 8501, 24° andar, São Paulo/SP, CEP 05425-070, the Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. The Company’s Chief Executive Officer, Carlos José Fadigas de Souza Filho, Officers Mauricio Ferro, Decio Fabrício Oddone da Costa and Marcela Drehm, Mr. Marco Antonio Villas-Bôas, representative of the Corporate Governance Department, Mrs. Marcella Menezes Fagundes and Mr. Marcos Antonio Silva Menezes, Chairman of the Company’s Fiscal Council, were also present at the meeting. The Chairman of the Board of Directors, Mr. Marcelo Odebrecht, presided the meeting and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for deliberation: 1) REPORT FROM THE ADMINISTRATION AND FINANCIAL STATEMENTS REFERRING TO THE FISCAL YEAR OF 2010: a) after the presentation made by the Chief Executive Officer on the Company’s performance in the year of 2010 and the due analysis and comments by the Board Members representing the Finance and Investment Committee, as well as of the unanimously favorable opinion issued by the Company’s Fiscal Council, the Board Members approved the favorable opinion of such Committee as to approval, by the Annual General Meeting, of the (i) Annual Report from the Administration and Financial Statements referring to the fiscal year ended on December 31, 2010, and (ii) the proposal of allocation of the Company’s results; b) the call of an Annual General Meeting to resolve on the subjects referred to in item “a” above, as well as on the election of members of the Fiscal Council, the establishment of the annual compensation of the Administration and the Fiscal Council and other subjects related thereto, was authorized, it being incumbent on the Chairman of the Board of Directors to define the date and time of the Meeting, to be disclosed by publication of the respective call notice; 2) Rectification and Ratification of the Action Program (Programa de Ação – “PA”) 2011-2015 proposed by Braskem’s Chief Executive Officer – after the presentations made by the Chief Executive Officer and the considerations made by the Board Members, the Rectification and Ratification of the PA of the Chief Executive Officer (Company’s Business Plan) was unanimously approved for the period of 2011-2015; and 3) PD.CA/BAK - 03/2011 – Issuance of debt instruments in the international market by Braskem Finance Limited, secured by the Company – after due analysis of the Proposal for Deliberation (“PD”), copies and related documentation of which were previously sent to the Board Members, as provided for in the

Internal Regulations, and which will remain duly filed at the Company’s headquarters, the issuance of notes by Braskem Finance Limited was unanimously approved, under the terms and conditions of the respective PD, and the Executive Office is hereby authorized to perform the acts necessary to the strict implementation of this resolution. II) Subjects for Acknowledgement: Nothing to register. III) Subjects of Interest to the Company: Nothing to register. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the Meeting, by the Chairman and by the Secretary of the Meeting. São Paulo, March 16, 2011. [Sgd.: Marcelo Bahia Odebrecht – President; Marcella Menezes Fagundes – Secretary; Paulo Roberto Costa – Vice-President; Alfredo Lisboa Tellechea; Almir Guilherme Barbassa; Álvaro Fernandes da Cunha Filho; Eduardo Rath Fingerl; Francisco Pais; José Carlos Grubisich Filho; Luciano Nitrini Guidolin; Maria das Graças Silva Foster and Newton Sergio de Souza].

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

Reunião do Conselho de Administração da Braskem

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70 – NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 16, 2011

This is a true copy of the original minutes drawn up in proper book.

Marcella Menezes Fagundes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

Reunião do Conselho de Administração da Braskem

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.